EXHIBIT 99.1

N E W S R E L E A S E

FOR IMMEDIATE RELEASE
Contact: Alison Tavik
410-768-8857 (office)
443-889-3317
adtavik@bogb.net

GLEN BURNIE BANCORP RELEASES 3Q EARNINGS

Highlights
•	4.04% increase in net income
•	3.34% increase in basic earnings per share
•	5.54% growth in year to date deposits
•	5.23% increase in year to date assets

GLEN BURNIE, MD (October 26, 2006) - Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the third quarter.

The company realized net income of $772,000 (+4.04%) or $0.31 (+3.34%) basic earnings per share in the quarter ended September 30, 2006 compared to $742,000 or $0.30 basic earnings per share for the same three-month period in 2005. Year to date net income for the nine months ended September 30, 2006 was $2,111,000 (+0.33%) or $0.85 basic earnings per share as compared to $2,104,000 or $0.85 basic earnings per share for the same period in 2005.

“We are very pleased with our performance,” commented Michael G. Livingston, Executive Vice President and Chief Operating Officer. “In the midst of a very challenging interest-rate environment, we were able to grow deposits while managing our investment portfolio well and decreasing operating expenses.”

Total interest income for the quarter ended September 30, 2006 was $4,492,000 (+9.72%) as compared to $4,094,000 for the same period in 2005. Year to date total interest income was $13,113,000 (+9.54%) as compared to $11,971,000 in 2005. For the three month period ending September 30, 2006, net interest income after provision for credit losses was $2,954,000 (-3.59%) as compared to $3,064,000 for the same period in 2005. Year to date net interest income after provision for credit losses was $8,889,000 (-1.47%) as compared to $9,022,000 in 2005. Retained earnings increased to $14,150,000 (+3.47%) for the quarter as compared to $13,675,000 at June 30, 2006.

“This is the kind of performance our investors have come to expect,” said President & Chief Executive Officer F. William Kuethe, Jr. “The third quarter dividend paid to stockholders marked Glen Burnie Bancorp’s 56th consecutive dividend.”

Year to date total stockholders’ equity increased to $28,057,000 (+5.38%). On October 6, 2006, Glen Burnie Bancorp paid a dividend of 12 cents ($.12) per share of common stock to shareholders of record at the close of business on September 28, 2006.

The Bank of Glen Burnie earned the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc. for the 19th consecutive quarter in September 2006. This distinction denotes the highest level of strength, safety and performance measured by Bauer and is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance. Bauer is the nation’s leading independent bank research firm.

Glen Burnie Bancorp, parent company to The Bank of Glen Burnie, (www.thebankofglenburnie.com) maintains assets totaling approximately $322 million. The Bank of Glen Burnie is a locally-owned community bank with eight branches serving Anne Arundel County.

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)
	September	December
	30, 2006	31, 2005
Assets

Cash and due from banks	$9,425	$9,405
Interest bearing deposits	285	3,712
Federal funds sold	1,607	2,333
Investment securities	116,867	87,280
Common Stock in the Glen Burnie Statutory Trust I	155	155
Loans, net of allowance	180,677	190,205
Premises and equipment at cost, net of accumulated depreciation	3,496	3,863
Other real estate owned	50	50
Other assets	10,030	9,558
Total assets	$322,592	$306,561

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$279,923	$265,248
Short-term borrowings	697	622
Long-term borrowings	7,148	7,171
Junior subordinated debentures owed to unconsolidated subsidiary trust	5,155	5,155
Other liabilities	1,612	1,740
Total liabilities	294,535	279,936

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding September 30, 2006 2,477,738;
December 31, 2005 2,056,024 shares	2,478	2,056
Surplus	11,619	11,458
Retained earnings	14,150	13,341
Accumulated other comprehensive loss, net of tax benefits	(190)	(230)

Total stockholders' equity	28,057	26,625
Total liabilities and stockholders' equity	$322,592	$306,561

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Interest income on
Loans, including fees	$2,917	$2,993	$8,726	$8,604
U.S. Treasury and U.S. Government agency securities	930	600	2,474	1,797
State and municipal securities	457	353	1,229	1,147
Other	188	148	684	423
Total interest income	4,492	4,094	13,113	11,971

Interest expense on
Deposits	1,291	808	3,485	2,222
Junior subordinated debentures	137	137	410	410
Long-term borrowings	106	107	319	321
Short-term borrowings	4	28	10	46
Total interest expense	1,538	1,080	4,224	2,999

Net interest income	2,954	3,014	8,889	8,972

Provision for credit losses	-	(50)	-	(50)

Net interest income after provision for credit losses	2,954	3,064	8,889	9,022

Other income
Service charges on deposit accounts	210	224	621	642
Other fees and commissions	272	244	756	682
Other non-interest income	6	4	14	28
Income on life insurance	52	53	157	155
Gains on investment securities	70	26	70	74
Total other income	610	551	1,618	1,581

Other expenses
Salaries and employee benefits	1,658	1,613	4,956	4,766
Occupancy	221	222	638	601
Other expenses	773	845	2,409	2,640
Total other expenses	2,652	2,680	8,003	8,007

Income before income taxes	912	935	2,504	2,596

Income tax expense	140	193	393	492

Net income	$772	$742	$2,111	$2,104

Net income per share of common stock	$0.31	$0.30	$0.85	$0.85

Weighted-average shares of common stock outstanding	2,474,313	2,457,952	2,470,894	2,474,313